FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 20, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report with Press Release dated February 20, 2004 attached as Schedule “A”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: February 20, 2004

Exhibit 1 BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")

6th Floor, 1199 West Hastings Street

Vancouver, BC  V6E 3T5

2.  Date of Material Change:

February 20, 2004

3.  News Release:

  News release was disseminated via Bay Street News and Stock Watch News.

4.  Summary of Material Change:

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce that further to the Company’s News Releases dated January 20, 2004 and February 12, 2004 with respect to the announcements of Non-Brokered Private Placement Financings, Las Vegas has received final acceptance from the TSX Venture Exchange with respect to both of these Non-Brokered Private Placement Financings.  The Company has issued 1,250,000 common shares in the capital of the Company at the price of $0.32 per common share for proceeds of $400,000 and 2,750,000 common shares in the capital of the Company at the price of $0.30 for proceeds of $825,000 for total proceeds of $1,225,000.  The Private Placement Financing shares, which have been issued, are subject to a hold period expiring on June 20, 2004.

The Company will expend the proceeds from these Non-Brokered Private Placement Financings towards software development, the marketing of the Company’s products and any unspent amounts will be used for general working capital.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 20th day of February, 2004.

LAS VEGAS FROM HOME.COM

   ENTERTAINMENT INC.

"Bedo H. Kalpakian"

_______________________

Chairman

c.c.:

TSX Venture Exchange

Attention:  Listings

Alberta Securities Commission

Attention:  Continuous Disclosure

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

U.S. Securities & Exchange Commission

SCHEDULE “A”

NEWS RELEASE

February 20, 2004

Symbols: LVH.TSX Venture Exchange

    LVFHF.OTC Bulletin Board

     LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce that further to the Company’s News Releases dated January 20, 2004 and February 12, 2004 with respect to the announcements of Non-Brokered Private Placement Financings, Las Vegas has received final acceptance from the TSX Venture Exchange with respect to both of these Non-Brokered Private Placement Financings.  The Company has issued 1,250,000 common shares in the capital of the Company at the price of $0.32 per common share for proceeds of $400,000 and 2,750,000 common shares in the capital of the Company at the price of $0.30 for proceeds of $825,000 for total proceeds of $1,225,000.  The Private Placement Financing shares, which have been issued, are subject to a hold period expiring on June 20, 2004.

The Company will expend the proceeds from these Non-Brokered Private Placement Financings towards software development, the marketing of the Company’s products and any unspent amounts will be used for general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Bedo H. Kalpakian”

_____________________________

Bedo H. Kalpakian,

Chairman

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street,

Vancouver, British Columbia  V6E 3T5
Tel:   (604) 681-1519

Fax:   (604) 681-9428

Email: Info@lvfh.com  website: www.lvfh.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.